SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: April 8, 2010	Commission File Number: 001-34100
PETROFLOW ENERGY LTD.
(Translation of registrant’s name into English)
1401 17th Street, Suite 310
Denver, CO 80202
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                    Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 8, 2010

PETROFLOW ENERGY LTD. (Registrant)
By:	/s/ Tucker Franciscus
	Name:	Tucker Franciscus
	Title:	Interim CFO

Exhibit Index

Exhibit No.	Exhibit Description

99.1	News release dated April 8, 2010 - PETROFLOW ENERGY LTD. ANNOUNCES UPDATE ON ANNUAL INFORMATION